SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

KINGDOM SCENE ENDEAVORS, LLC

FEBRUARY 14, 2020

TABLE OF CONTENTS

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

KINGDOM SCENE ENDEAVORS, LLC

A MISSOURI LIMITED LIABILITY COMPANY

This SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT of Kingdom Scene Endeavors, LLC (the "Company") is made and entered into as of February 14, 2020 (the "Effective Date"), by and among the Members set forth on Schedule I and such other Persons as shall hereafter become Members as provided herein).

W I T N E S S E T H :

WHEREAS, the Company was formed as a limited liability company pursuant to the Missouri Limited Liability Company Act (Mo. Rev. Stat. § 347.010 et seq., as amended and in effect from time to time) (the "Act") by filing Articles of Organization with the Secretary of State of Missouri on January 9, 2009; and

WHEREAS, the Company adopted a limited liability company operating agreement on January 9, 2009 (the "Original LLC Agreement"), and amended and restated its Original LLC Agreement on September 28, 2011 (the "A&R LLC Agreement");

WHEREAS, the parties hereto wish to amend and restate the A&R LLC Agreement and adopt this Second Amended and Restated Limited Liability Operating Agreement (the "Agreement") as the operating agreement of the Company, which amendment includes the elimination of the Class B Preferred Return (as such term was defined in the A&R LLC Agreement), including all amounts accrued pursuant to such Class B Preferred Return;

WHEREAS, the parties hereto wish to make the Agreement effective as of the first closing of the Company's offering of up to 374 additional Class B Units; and

WHEREAS, in connection with the adoption of this Agreement, the Company is redeeming and cancelling 354.5 Class A Units.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.01 "Act" has the meaning set forth in the Recitals hereof.

1.02 "Additional Capital Contribution" means, with respect to each Member, any amount contributed by such Member to the Company in excess of the Initial Capital Contribution of such Member.

1.03 "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

1.04 "Additional Members" shall have the meaning set forth in Section 3.02.

1.05 "Affiliate" of any Person means any Person that directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person, and the term "Affiliated" shall have a correlative meaning.

1.06 "Agreement" means this Amended and Restated Limited Liability Company Operating Agreement, including all exhibits and schedules hereto, as it may be amended or restated from time to time.

1.07 "Annual Income Tax Liability" of any Member means such Member's annual Federal, state and local income tax obligations for the applicable Fiscal Year arising from the allocation of taxable income of the Company for such Fiscal Year to such Member, taking into account the allocations of deductible net losses (of the same character as the taxable income) of the Company to such Member from prior Fiscal Years and carried forward to the current Fiscal Year to the extent not previously netted against such Member's taxable income from the Company, based on the assumption that such Member is an individual resident of Missouri subject to the maximum Federal and Missouri income tax rates.

1.08 "Articles" means the Articles of Organization as filed with the Secretary of State of Missouri pursuant to the Act as set forth in the Recitals hereof, as they may be amended or restated from time to time.

1.09 "Authorized Representative" has the meaning set forth in Section 7.07 hereof.

1.10 "Available Cash" has the meaning set forth in Section 5.01 hereof.

1.11 "Bankruptcy" of a Member means (a) the filing by a Member of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under Title 11 of the United States Code or any other Federal or state insolvency law, or a Member's filing an answer consenting to or acquiescing in any such petition, (b) the making by a Member of any assignment for the benefit of its creditors, or (c) the expiration of sixty (60) days after the filing of an involuntary petition under Title 11 of the United States Code, an application for the appointment of a receiver for the assets of a Member, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other Federal or state insolvency law, provided that the same shall not have been vacated, set aside or stayed within such sixty-day period.

1.12 "Book Item" has the meaning set forth in Section 6.06(a) hereof.

1.13 "Capital Account" has the meaning set forth in Section 3.11 hereof.

1.14 "Capital Contribution" means, with respect to any Member, the amount of money or the Gross Asset Value of any property (other than money) contributed to the Company by such Member (or its predecessors in interest) with respect to the Units held by such Member.

1.15 "Claim" has the meaning set forth in Section 4.06(a).

1.16 "Class A Member" means each Person admitted to the Company as a Class A Member whose name is set forth on Schedule I hereto as a Class A Member, and any other Person admitted as an additional or substitute Class A Member, so long as such Person remains a Class A Member.

1.17 "Class A Units" has the meaning set forth in Section 3.04(a) hereof.

1.18 "Class B Capital Contribution" means the Capital Contribution made by a Class B Member with respect to such Member's Class B Units.

1.19 "Class B Manager" means the Manager appointed from time to time by the Class B Members.

1.20 "Class B Member" means each Person admitted to the Company as a Class B Member whose name is set forth on Schedule I hereto as a Class B Member, and any other Person admitted as an additional or substitute Class B Member, so long as such Person remains a Class B Member.

1.21 "Class B Units" has the meaning set forth in Section 3.04(b) hereof.

1.22 "Class C Member" means each Person admitted to the Company as a Class C Member whose name is set forth on Schedule I hereto as a Class C Member, and any other Person admitted as an additional or substitute Class C Member, so long as such Person remains a Class C Member.

1.23 "Class C Units" has the meaning set forth in Section 3.04(c) hereof.

1.24 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

1.25 "Company" has the meaning specified in the introductory paragraph hereof.

1.26 "Company Business" has the meaning set forth in Section 2.06(a) hereof.

1.27 "Company Expenses" means any and all expenses, costs and liabilities incurred in the conduct of the Company Business in accordance with the provisions hereof.

1.28 "Company Minimum Gain" has the same meaning as "partnership minimum gain" set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

1.29 "Company Register" has the meaning set forth in Section 3.01 hereof.

1.30 "Company Representative" has the meaning set forth in Section 7.04(a) hereof.

1.31 "Compensatory Interests" has the meaning set forth in Section 3.07(b)(i).

1.32 "Competitive Person" means any Person that the Managers have determined is a competitor of, or otherwise adverse to, the Company.

1.33 "Control," "Controlled," and "Controlling" mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting Securities, by contract or otherwise.

1.34 "Effective Date" has the meaning specified in the introductory paragraph hereof.

1.35 "Entity" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association or other entity.

1.36 "Equity Securities" means any of the Class A Units, Class B Units, Class C Units and any other equity securities authorized or issued by the Company hereafter pursuant to this Agreement.

1.37 "Fiscal Year" has the meaning set forth in Section 2.08 hereof.

1.38 "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for Federal income tax purposes, except as follows:

(i) The Gross Asset Value of any asset contributed by a Member to the Company is the gross fair market value of such asset as determined at the time of contribution;

(ii) The Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (a) the acquisition of any additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; (c) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member; and (d) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); *provided, however*, that the adjustments pursuant to clauses (a), (b) and (c) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company; and

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Managers.

1.39 "Indemnitee" has the meaning set forth in Section 4.06(a) hereof.

1.40 "Independent Third Party" means any Person who, immediately prior to the contemplated Transactions, (i) does not own 10% or more of the Equity Securities of the Company (a "10% Owner"), (ii) is not an Affiliate of any such 10% Owner, (iii) is not the spouse or descendent (by birth or adoption) of any such 10% Owner, and (iv) is not a trust for the benefit of any such 10% Owner and/or such other Person.

1.41 "Initial Capital Contributions" has the meaning set forth in Section 3.01 hereof.

1.42 "Initial Members" means the Members, as of the Effective Date.

1.43 "IRS" means Internal Revenue Service.

1.44 "Liquidator" has the meaning set forth in Section 9.03(b) hereof.

1.45 "Managers" shall mean the Company's board of managers. The Company shall have such number of Managers as the Members may determine from time to time. The Company shall initially have four Managers, one of whom shall be the Class B Manager.

1.46 "Member Nonrecourse Debt" has the same meaning as the term "partner nonrecourse debt" set forth in Regulations Section 1.704-2(b)(4).

1.47 "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the

Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

1.48 "Members" means, as the context requires, the Class A Members, the Class B Members and the Class C Members and any other current or future holder of Equity Securities who has complied with the terms of this Agreement applicable to new, additional or substitute Members and whose name is set forth on Schedule I hereto as a Member, so long as any such Person remains a Member. For the purpose of clarification, where the term "Member" or "Members" is used herein with respect to voting rights, the term shall apply only to such Members who are entitled to vote pursuant to the terms this Agreement.

1.49 "Net Income" and "Net Loss" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss) with the following adjustments (without duplication):

(i) Any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph, shall be added to such income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph, shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subdivisions (ii) or (iii) of the definition of "Gross Asset Value" herein, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Loss;

(iv) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v) In lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, such amounts shall instead be determined in accordance with the requirements of Regulations Section 1.704-1(b)(2)(iv)(g); and

(vi) Any items which are specially allocated pursuant to the provisions of Section 6.03 shall not be taken into account in computing Net Income or Net Loss.

1.50 "Nonrecourse Deductions" has the meaning set forth in Regulations Sections 1.704 2(b)(1) and 1.704 2(c).

1.51 "Nonrecourse Liability" has the meaning set forth in Regulations Section 1.704-2(b)(3).

1.52 "Officer" has the meaning set forth in Section 4.05 hereof.

1.53 "Partnership Tax Audit Rules" means the provisions of Subchapter C of Subtitle A, Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015, P.L. 114-74 (together with any subsequent amendments thereto, the Treasury Regulations promulgated thereunder and published administrative interpretations thereof) and any corresponding provisions of state, local or foreign law.

1.54 "Percentage Interest" of any Member at any time means a fraction, expressed as a percentage, the numerator of which is the aggregate number of vested Units, held by such Member at such time, and the denominator of which is the aggregate number of vested Units held by all Members at such time.

1.55 "Person" means any individual or Entity and, where the context so permits, the legal representatives, successors in interest and permitted assigns of such Person.

1.56 "Prime Rate" means the highest prime rate of interest quoted from time to time by The Wall Street Journal as the "base rate" on corporate loans at large money center commercial banks.

1.57 "Proposed Rules" has the meaning set forth in Section 3.07(b)(i) hereof.

1.58 "Regulations" means the Income Tax Regulations promulgated under the Code, as amended.

1.59 "Reserves" means the amount of proceeds that the Managers determine in good faith and in their reasonable discretion is necessary to be maintained by the Company for the purpose of paying reasonably anticipated Company Expenses, liabilities and obligations of the Company regardless of whether such Company Expenses, liabilities and obligations are actual or contingent.

1.60 "Safe Harbor Election" has the meaning set forth in Section 3.07(b)(i) hereof.

1.61 "Securities" means securities of every kind and nature, including stock, notes, bonds, evidences of indebtedness, options to acquire any of the foregoing, and other business interests of every type, including interests in any Entity.

1.62 "Securities Act" means the Securities Act of 1933, as amended from time to time.

1.63 "Threshold Amount" has the meaning set forth in Section 3.07(a) hereof.

1.64 "Transfer" means, as a noun, any voluntary or involuntary transfer, sale, pledge, assignment, hypothecation or other disposition and, as a verb, to voluntarily or involuntarily transfer, sell, pledge, assign, hypothecate or otherwise dispose of, including by way of merger, consolidation, or otherwise.

1.65 "Units" means, collectively, the Class A Units, the Class B Units and the Class C Units, including any series thereof, or any class of Equity Securities authorized from time to time pursuant to this Agreement.

1.66 "Unreturned Capital Contribution" means with respect to each Member and including all classes of Members the Capital Contribution of such Member, reduced by all distributions pursuant to Section 5.02(a) and/or Section 5.02(c) of this Agreement.

1.67 "Vested Class C Units" has the meaning set forth in Section 3.06 hereof.

1.68 "Vesting Schedule" has the meaning set forth in Section 3.06 hereof.

ARTICLE II

ORGANIZATION

2.01 Formation of Company.The Company has previously been formed pursuant to the Act. The rights and liabilities of the Members shall be as provided for in the Act if not otherwise expressly provided for in this Agreement.

2.02 Name.The name of the Company is "Kingdom Scene Endeavors, LLC". The business of the Company shall be conducted under such name or under such other names as the Managers may deem appropriate. No value shall be placed upon the name or the goodwill attached thereto for the purpose of determining the fair market value of any Member's Capital Account or Units.

2.03 Principal Office.The principal office of the Company shall be located at 211 S. Central Avenue, Suite 100, St. Louis, MO 63105, or at such other place(s) as the Managers may determine from time to time.

2.04 Office; Agent for Service of Process.The location of the registered office and the name of the registered agent of the Company in the State of Missouri shall be as stated in the Articles, as determined from time to time by the Managers.

2.05 Perpetual Duration. The Company commenced on the date of the filing of the Articles, and the term of the Company shall be perpetual, until the dissolution of the Company in accordance with the provisions of ARTICLE IX hereof or as otherwise provided by law.

2.06 Purpose and Scope. The purposes for which the Company is organized are to transact any or all lawful business for which a limited liability company may be organized under the Act. Subject to the provisions of this Agreement, the Company shall have the power to do any and all acts and things necessary, appropriate, advisable or convenient for the furtherance and accomplishment of the purposes of the Company, including, without limitation, to engage in any kind of activity and to enter into and perform obligations of any kind necessary to or in connection with, or incidental to, the accomplishment of the purposes of the Company, so long as said activities and obligations may be lawfully engaged in or performed by a limited liability company under the Act (the "Company Business").

(b) The Company shall have the power to do any and all acts reasonably necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the Company Business and for the protection and benefit of the Company, and shall have, without limitation, any and all of the powers that may be exercised on behalf of the Company by the Managers pursuant to this Agreement, including pursuant to Section 2.07 hereof.

2.07 Authorized Acts. In furtherance of the Company Business, but subject to all other provisions of this Agreement, the Managers, on behalf of the Company, are hereby authorized and empowered:

(a) To do any and all things and perform any and all acts necessary or incidental to the Company Business;

(b) To enter into, and take any action under, any contract, agreement or other instrument as the Managers shall determine to be necessary or desirable to further the objects and purposes of the Company, including without limitation contracts or agreements with any Member or prospective Member;

(c) To open, maintain and close bank accounts and draw checks or other orders for the payment of money and open, maintain and close brokerage, money market fund and similar accounts;

(d) To hire, for usual and customary payments and expenses, consultants, brokers, attorneys, accountants and such other agents for the Company as it may deem necessary or advisable, and authorize any such agent to act for and on behalf of the Company;

(e) To incur expenses and other obligations on behalf of the Company in accordance with this Agreement, and pay all such expenses and obligations;

(f) To bring and defend actions and proceedings at law or in equity and before any governmental, administrative or other regulatory agency, body or commission;

(g) To establish Reserves in accordance with this Agreement or the Act for contingencies and for any other purpose of the Company;

(h) To prepare and file all necessary returns and statements, pay all taxes, assessments and other impositions applicable to the assets of the Company, and withhold amounts with respect thereto from funds otherwise distributable to any Member;

(i) To determine the accounting methods and conventions to be used in the preparation of any accounting or financial records of the Company; and

(j) To act for and on behalf of the Company in all matters incidental to the foregoing.

2.08 Fiscal Year.The fiscal year (the "Fiscal Year") of the Company shall end on the last day of each calendar year unless, for Federal income tax purposes, another Fiscal Year is required or is otherwise determined by the Managers from time to time. The Company shall have the same Fiscal Year for United States Federal income tax purposes and for accounting purposes.

ARTICLE III

CONTRIBUTIONS AND MEMBERS

3.01 Initial Capital Contributions. Each Member has made initial Capital Contributions (the "Initial Capital Contributions"), if any, in the amount reflected in a register of the Company, maintained by the Company in accordance with ARTICLE VII hereof (the "Company Register").

3.02 Additional Capital Contributions; Preemptive Rights; Additional Members. No Member shall be required to make any Additional Capital Contributions to the Company. In addition, other than as set forth in this Section 3.02, no Member shall be permitted to make any Additional Capital Contributions to the Company without the written consent of the Managers. The Managers shall have the sole discretion to issue Equity Securities or other Securities of the Company, including any Security or instrument convertible into Equity Securities of the Company in such amounts and at such purchase price per Security as reasonably determined by the Managers, taking into account such financial data and projections and such other factors as the Managers may deem relevant. In the event Additional Capital Contributions are to be made to the Company by new or existing Members in exchange for Securities, then each then-current Member shall have the preemptive right to make such Additional Capital Contributions in exchange for Equity Securities (pro-rata, in proportion to such Member's Percentage Interest); *provided* that no such preemptive rights shall apply to issuances by the Managers of Class C Units. For the avoidance of doubt, Equity Securities, if any, shall be issued to the Members pursuant to this Section 3.02 on the same date in which such Members make Capital Contributions to the Company. One or more Persons who purchase Equity Securities may be admitted into the Company as additional Members (each, an "Additional Member" and collectively, "Additional Members") at any time with the written consent of the Managers. Each Additional Member shall execute and deliver a written instrument satisfactory to the Managers, whereby such Additional Member shall become a party to this Agreement, as well as any other documents required by the Managers. Upon execution and delivery of a counterpart of this Agreement and acceptance thereof by the Managers, such Person shall be admitted as a Member.

Each such Additional Member shall thereafter be entitled to all the rights and subject to all the obligations of a Member as set forth herein. Schedule II shall be amended by the Managers from time to time to reflect transfers or assignments of Units permitted by this Agreement and admissions, resignations or withdrawals of Members pursuant to the terms of this Agreement.

3.03 Interest Payments. No interest shall be paid to any Member on any Capital Contributions. All Capital Contributions shall be denominated and payable in U.S. dollars.

3.04 Ownership and Issuance of Units. The Company has authorized a class of 445.5 Units designated as Class A Units (the "Class A Units"). Each Class A Member owns that number of Class A Units as appears next to its name on the Company Register.

(b) The Company has authorized a class of Units designated as Class B Units (the "Class B Units"), the number of which shall be determined by the Managers in their sole discretion. Each Class B Member owns that number of Class B Units as appears next to its name on the Company Registrar.

(c) The Company has authorized a class of Units designated as Class C Units (the "Class C Units"), the number of which shall be determined by the Managers in their sole discretion; provided that at no time shall the Managers be authorized to issue such number of additional Class C Units such that the total number of Class C Units issued and outstanding represents (or would represent as a result of such proposed issuance of Class C Units) more than 15% of the total number of Units issued by the Company and then outstanding. Each Class C Member owns that number of Class C Units as appears next to its name on the Company Registrar.

3.05 Certificated Units. Units of the Company shall be certificated in a form determined by the Managers.

3.06 Vesting and Special Provisions for Units. The Class C Units may be issued to managers, officers, employees or consultants of the Company or other similar Persons, at the sole discretion of the Managers. Such Class C Units may be subject to vesting schedules, call rights and other terms and conditions, in each case as set forth in the Class C Member's employment, consulting or similar agreement with the Company ("Vesting Schedule"). Class C Units not subject to a Vesting Schedule or no longer subject to restriction pursuant to a Vesting Schedule shall be "Vested Class C Units".

3.07 Profits Interests. The Company and each Member agree to treat each Class C Unit held by a Class C Member as a separate "profits interest" within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343, and it is the intention of the Members that distributions to each Class C Member (including any additional or substituted Class C Member, if any) with respect to any Class C Unit pursuant to Section 5.02 hereof be limited to the extent necessary so that the Class C Unit held by such Class C Member qualifies as a "profits interest" under Rev. Proc. 93-27, and this Agreement shall be interpreted accordingly. The Managers shall establish a Threshold Amount with respect to each Class C Unit as of the date of grant of such Class C Unit. Unless otherwise determined by the Managers, the "Threshold Amount" with respect to each such Class C Unit shall be greater than or equal to the amount of the net equity of the Company, calculated

based upon the fair market value of the Company's assets, as of the date of grant of such Class C Unit (as determined by the Managers in their sole discretion). The determination of the Threshold Amount with respect to any Class C Unit, and the provisions of this Section 3.07 and Articles V and IX, are intended to cause the Class C Units to not have any "liquidation value" upon issuance in accordance with Rev. Proc. 93-27, and this Agreement shall be applied in a manner consistent with that intent. Additionally, in accordance with Rev. Proc. 2001-43, 2001-2 CB 191, the Company shall treat a Member holding a Class C Unit as the owner of such Unit from the date it is granted, and shall file its IRS Form 1065, and issue appropriate Schedule K-1s to such Member, allocating to such Member its distributive share of all items of income, gain, loss, deduction and credit associated with such Class C Unit as if it were fully vested. Each Class C Member agrees to take into account such distributive share in computing its Federal income tax liability for the entire period during which it holds the Class C Unit. The Company and each Member agree not to claim a deduction (as wages, compensation or otherwise) for the fair market value of such Class C Units issued to a Class C Member, as the case may be, either at the time of grant or, if such Class C Units are subject to vesting, at the time the Class C Units become substantially vested. The undertakings contained in this Section 3.07 shall be construed in accordance with Section 4 of Rev. Proc. 2001-43. The provisions of this Section 3.07 shall apply regardless of whether or not the Class C Member, as the case may be, files an election pursuant to Section 83(b) of the Code.

(b) (i) The Managers are hereby authorized, in their sole discretion, to cause the Company to make an election to value any Units issued by the Company as compensation for services to the Company (collectively, "Compensatory Interests") at liquidation value (the "Safe Harbor Election"), as the same may be permitted pursuant to or in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43 (collectively, the "Proposed Rules"). The Managers are further authorized, in their sole discretion, to cause the Company to make any allocations of items of income, gain, deduction, loss or credit (including forfeiture allocations and elections as to allocation periods) necessary or appropriate to effectuate and maintain the Safe Harbor Election.

(ii) If the Managers make the Safe Harbor Election, such Safe Harbor Election shall be binding on the Company and on all of its Members with respect to all Transfers of Compensatory Interests thereafter made by the Company while a Safe Harbor Election is in effect. A Safe Harbor Election once made may only be revoked by the Managers as permitted by the Proposed Rules or any applicable rule.

(iii) Each Member (including any Person to whom a Compensatory Interest is Transferred in connection with the performance of services), by signing this Agreement or by accepting such Transfer, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to all Compensatory Interests transferred while the Safe Harbor Election remains effective.

(iv) If the Company has a Safe Harbor Election in effect, the Managers shall file or cause the Company to file all returns, reports and other documentation as may be required to perfect and maintain the Safe Harbor Election with respect to Transfers of Compensatory Interests covered by such Safe Harbor Election.

(v) In the sole discretion of the Managers, if it is determined a Safe Harbor Election should be made for the Company, the Managers are hereby authorized and empowered, without further vote or action of the Members, to amend this Agreement as necessary to comply with the Proposed Rules or any rule, in order to provide for a Safe Harbor Election and the ability to maintain or revoke the same, and shall have the authority to execute any such amendment by and on behalf of each Member. Any undertakings by the Members necessary to enable or preserve a Safe Harbor Election may be reflected in such amendments and to the extent so reflected shall be binding on each Member, respectively.

(vi) Each Member agrees to cooperate with the Managers to perfect and maintain any Safe Harbor Election, if applicable, and to timely execute and deliver any documentation with respect thereto reasonably requested by the Managers.

(vii) Notwithstanding subsections (i)-(vi) above, no election or amendment shall be made pursuant to this Section 3.07(b) if the Safe Harbor, when finalized, is substantially different from the one included in Proposed Treasury Regulations Section 1.83-3(l) and Internal Revenue Service Notice 2005-43, and the application of the Safe Harbor would cause an adverse effect on any other Member that is more than *de minimis*, unless the other Members consent to such election.

(viii) Without limitation of any other provision herein, no Transfer of any Compensatory Interest in the Company by a Member, to the extent permitted by this Agreement, shall be effective unless prior to such Transfer, the transferee, assignee or intended recipient of such Compensatory Interest shall have agreed in writing to be bound by the provisions of this Section 3.07, in form satisfactory to the Managers.

3.08 Voting Rights. All Members holding Units shall be entitled to one (1) vote for each Unit; provided however, that no Members other than Members holding Class A Units, with respect to such Class A Units, shall be entitled to vote on any matter brought before the Members except as expressly required by the Act or unless Members holding such class of Unit other than Class A Unit are expressly granted voting rights with respect to such class of Unit under this Agreement. In the event Members holding Units other than Class A Units are entitled to vote on a matter brought before the Members, the Members shall vote with Class A Members as a single class. Meetings of the Members shall be held at such time and at such places as they shall determine. No meeting of the Members shall be held without a quorum being present, which shall consist of a majority of the Members entitled to vote on any matter brought before the Members. Members may participate in a meeting of the Members by means of a conference telephone or other similar communications equipment whereby all Members participating in the meeting can hear each other. Participation in this manner shall constitute presence in person at the meeting. Any action required or permitted by this Agreement to be taken at any meeting of the Members may be taken without a meeting, without prior notice and without a vote, if consent in writing, setting forth the action so taken, is signed by such Members as shall be required to approve such action or actions. A consent transmitted by electronic transmission by a Member shall be deemed to be written and signed for purposes of this Section 3.08. A consent may be executed by facsimile or other written electronic means and may be executed in counterparts. When notice is required to be given to any Member hereunder, a waiver thereof in writing, signed by the Member, whether before, at or after the time stated therein, shall be equivalent to

the giving of such notice. Further, a Member may waive notice of a meeting by attending such meeting without objection to a lack of notice.

3.09 Withdrawals. Except as explicitly provided elsewhere herein, no Member shall have any right (a) to withdraw as a Member from the Company, (b) to withdraw from the Company all or any part of such Member's Capital Contributions, (c) to receive property other than cash in return for such Member's Capital Contributions or (d) to receive any distribution from the Company, except in accordance with ARTICLE V and ARTICLE IX hereof.

3.10 Liability of the Members Generally. Except as explicitly provided elsewhere herein or in the Act, no Member shall be liable for any debts, liabilities, contracts or obligations of the Company whatsoever. Each of the Members acknowledges that its Capital Contributions are subject to the claims of any and all creditors of the Company to the extent provided by the Act and other applicable law.

3.11 Capital Accounts. There shall be established and maintained for each Member a separate capital account ("Capital Account"). There shall be added to the Capital Account of each Member (i) such Member's Capital Contributions and (ii) such Member's distributive share of Net Income and any item in the nature of income or gain that is specially allocated to the Member pursuant to Section 6.03. There shall be subtracted from the Capital Account of each Member (x) the amount of any money, and the Gross Asset Value of any other property, distributed to such Member and (y) such Member's distributive share of Net Loss and any item in the nature of loss or expense that is specially allocated to such Member pursuant to Section 6.03. The foregoing provision and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations.

3.12 Capital Account Adjustments. Anything in this Agreement to the contrary notwithstanding, the Gross Asset Values of all assets of the Company shall be adjusted immediately prior to the issuance of Class C Units to equal their respective gross fair market values in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f), which adjustment shall be reflected in the Member's Capital Account balances as of the date the Class C Units are issued. In addition, at any time the Managers determine it is appropriate to revalue the Company assets in accordance with applicable Treasury Regulations, the Managers may take such action consistent with the Treasury Regulations and reflect such adjustments in the Member's Capital Accounts.

3.13 No Deficit Restoration Obligation. At no time during the term of the Company or upon dissolution and liquidation thereof shall a Member with a negative balance in its Capital Account have any obligation to the Company or the other Members to restore such negative balance, except as may be required by law, including without limitation Section 18-607 of the Act, or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

ARTICLE IV

MANAGEMENT

4.01 Management and Control of the Company. The business and affairs of the Company shall be managed under the direction of the Managers. The Managers shall be a "manager" within the meaning of the Act and, subject to the limitations set forth in this ARTICLE IV, the Managers shall possess and may enjoy and exercise all of the rights and powers of a "manager" as provided in and under the Act. The Managers shall have the exclusive right to manage and Control the Company. Except as otherwise specifically provided herein, including Section 4.01(c), the Managers shall have the right to perform all actions necessary, convenient or incidental to the accomplishment of the purposes and authorized acts of the Company, as specified in Sections 2.06 and 2.07 hereof.

(b) Each Manager shall have one (1) vote in all matters brought before the Managers. Subject to Section 4.01(c), action of the Managers shall require the favorable vote of a majority of all Managers. Meetings of the Managers shall be held at such time and at such places as they shall determine. No meeting of the Managers shall be held without a quorum being present, which shall consist of a majority of the Managers. Managers may participate in a meeting of the Managers by means of a conference telephone or other similar communications equipment whereby all Managers participating in the meeting can hear each other. Participation in this manner shall constitute presence in person at the meeting. Any action required or permitted by this Agreement to be taken at any meeting of the Managers may be taken without a meeting, without prior notice and without a vote, if consent in writing, setting forth the action so taken, is signed by such Managers as shall be required to approve such action or actions. Prompt notice of the taking of any action taken pursuant to this Section 4.01(b) shall be given to those Managers who have not consented in writing. A consent transmitted by electronic transmission by a Manager shall be deemed to be written and signed for purposes of this Section 4.01(b). A consent may be executed by facsimile or other written electronic means and may be executed in counterparts. When notice is required to be given to any Manager hereunder, a waiver thereof in writing, signed by the Manager, whether before, at or after the time stated therein, shall be equivalent to the giving of such notice. Further, a Manager may waive notice of a meeting by attending such meeting without objection to a lack of notice.

(c) In addition to any other voting requirements set forth in this Agreement, the approval of the Class B Manager shall be required to approve the following actions:

(i) any sale by the Company of all or substantially all of its assets;

(ii) any merger of the Company with or conversion of the Company into another entity;

(iii) any liquidation or winding up of the Company pursuant to Section 9.01(a);

(iv) the incurrence of indebtedness in excess of $500,000 in the aggregate per year;

(v) the Company's entering into an employment agreement with Zachary Fay or Julie McWilliams and any material changes to any such agreement; and

(vi) engagement by the Company in a purpose that is inconsistent with the purpose of the Company as described in this Agreement.

(d) Unless expressly provided to the contrary in this Agreement, any action, consent, approval, election, decision or determination to be made by the Managers under or in connection with this Agreement (including any act by the Managers within its "discretion" under this Agreement and the execution and delivery of any documents or agreements on behalf of the Company), shall be in the sole and absolute discretion of the Managers.

(e) The Managers shall be entitled to draw a management fee or supervisory compensation deemed appropriate in its sole discretion.

(f) No Member, in its capacity as such, shall participate in or have any Control over the Company Business, except as expressly provided for herein or as required by the Act or other applicable law. Each Member hereby consents to the exercise by the Managers of the powers conferred upon the Managers by this Agreement.

4.02 Resignation and Election of the Managers. A Manager may resign from such position at any time upon giving 30 days' prior written notice to the other Managers and the Class A Members and Class B Members. Any vacancy created in a Manager position by the removal or resignation of a Manager or otherwise shall be filled by a new Manager designated by the other Managers (other than the Class B Manager) if such Manager was not the Class B Manager and by a vote of Class B Members representing a majority of the Class B Units if such Manager was the Class B Manager.

(b) Any Manager other than the Class B Manager may be removed from such position at any time, with or without cause, by a vote of the other Managers other than the Class B Manager. The Class B Manager may be removed from such position at any time, with or without cause, by a vote of Class B Members representing a majority of the Class B Units.

4.03 Actions by the Managers. Except as may be expressly limited by the provisions of this Agreement, the Managers are specifically authorized to execute, sign, seal and deliver in the name and on behalf of the Company any and all agreements, certificates, instruments or other documents requisite to carrying out the intentions and purposes of this Agreement and of the Company.

4.04 Meetings of Members; Manner of Acting. The Managers may, but shall not be required to, hold annual, periodic or other formal meetings of the Members as they may in their sole discretion determine concerning the activities and affairs of the Company.

4.05 Officers. The Managers may, from time to time as they deem advisable, appoint officers of the Company (each, an "Officer") and assign in writing titles to any such Person. Unless the Managers decide otherwise, if the title is one commonly used for officers of a business corporation formed under the General and Business Corporations Law of Missouri, the assignment of such title shall constitute the delegation to such Person of the authorities and

duties that are normally associated with that office. Any delegation pursuant to this Section 4.05 may be revoked at any time by the Managers. In addition, the Managers are authorized to employ, engage and dismiss, on behalf of the Company, any Person, including an Affiliate of any Member, to perform services for, or furnish goods to, the Company.

4.06 Indemnification. The Members, Managers, Officers and their Affiliates, and their respective stockholders, members, managers, directors, officers, partners, agents and employees (individually and collectively, an "Indemnitee") shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative (each a "Claim"), in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise by reason of such Indemnitee's status as any of the foregoing, which relates to or arises out of the Company, its assets, business or affairs, if in each of the foregoing cases (i) the Indemnitee acted in good faith and in a manner such Indemnitee believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe such Indemnitee's conduct was unlawful, (ii) the Indemnitee's conduct did not constitute gross negligence or willful or wanton misconduct, (iii) the Indemnitee did not breach his, her or its duty of loyalty to the Company or the Members, and (iv) the Indemnitee did not receive any improper personal benefit with respect to the transaction at issue. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the Indemnitee acted in a manner contrary to that specified in (i), (ii), (iii) or (iv) above. Any indemnification hereunder shall be made only out of the assets of the Company, and no Manager or Member shall have any personal liability on account thereof.

(b) In the event that an amendment to this Agreement reduces or eliminates any Indemnitee's right to indemnification hereunder, such amendment shall not be effective with respect to any Indemnitee's right to indemnification that accrued prior to the date of such amendment. For purposes of this subsection (b), a right to indemnification shall accrue as of the date of the event underlying the Claim that gives rise to such right to indemnification.

(c) All calculations of Claims and the amount of indemnification to which any Indemnitee is entitled hereunder shall be made (i) giving effect to the tax consequences of any such Claim and (ii) after deduction of all proceeds of insurance net of retroactive premiums and self-insurance retention recoverable by the Indemnitee with respect to such Claims.

4.07 Expenses. Expenses (including reasonable legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding described in Section 4.06 may, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding, in the discretion of the Managers, upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized hereunder.

4.08 Insurance. The Company may purchase and maintain insurance on behalf of the Indemnitees against any liability asserted against them and incurred by them in such capacity, or

arising out of their status as Indemnitees, whether or not the Company would have the power to indemnify them against such liability hereunder.

ARTICLE V

DISTRIBUTIONS

5.01 Distributions Generally.The Members shall be entitled to receive distributions, including distributions in connection with the liquidation, dissolution or winding up of the affairs of the Company, when and as determined by the Managers, in the sole discretion of the Managers, out of funds of the Company legally available therefor, net of any Reserves ("Available Cash"), payable on such payment dates to Members on such record date as shall be determined by the Managers. All determinations made pursuant to this ARTICLE V shall be made by the Managers in their sole discretion. To the extent that the Managers determine that any distributions shall be made to the Members, such distributions shall be made in accordance with the provisions of this ARTICLE V and the terms of any other agreements between the Members.

5.02 Priority of Distributions. Subject to Section 5.06, any distribution to the Members shall be made as follows:

(a) First, to the Class B Members, pari passu and pro rata in proportion to their respective Unreturned Capital Contributions in an amount necessary to cause the Unreturned Capital Contributions of the Class B Members to equal zero;

(b) Second, to the Class A Members, pari passu and pro rata in proportion to their respective Unreturned Capital Contributions in an amount necessary to cause the Unreturned Capital Contributions of the Class A Members to equal zero; and

(c) Third, subject to the limitations set forth in Section 5.02, to the Members, any remaining proceeds, allocated pro rata among the Members in accordance with such Member's respective Percentage Interests.

Notwithstanding anything to the contrary in this Section 5.02, any Class C Member that holds a Class C Unit shall not be permitted to participate in any distribution pursuant to Section 5.02(c) with respect to such Class C Unit until the aggregate amount that has been distributed under this Section 5.02 exceeds the Threshold Amount for such Class C Unit, and any distribution not made to a Class C Member by reason of the foregoing proviso shall instead be divided among, and distributed proportionally to, the other Members holding Units whose right to participate in such distribution is not limited by the foregoing proviso.

5.03 Withholding of Certain Amounts. Notwithstanding anything to the contrary contained herein, the Managers may withhold from any distribution to any Member contemplated by this Agreement any amounts due and payable by such Member to the Company or to any other Person in connection with the Company Business to the extent not otherwise

paid. Any amount withheld pursuant to this Section 5.03(a) shall be applied or paid by the Company to discharge the obligation in respect of which such amount was withheld.

(b) Notwithstanding anything to the contrary contained herein, all amounts withheld by the Managers pursuant to Section 5.03(a) hereof with respect to a Member shall be treated as if such amounts were distributed to such Member under this Agreement.

5.04 Restricted Distributions. Notwithstanding anything to the contrary contained herein, the Company, and the Managers on behalf of the Company, shall not make a distribution to any Member on account of its Units if such distribution would violate the Act or other applicable law or any contract or agreement regarding indebtedness of the Company.

5.05 Withholding Tax Payments and Obligations. In the event that withholding taxes are paid or required to be paid in respect of amounts distributed by the Company or the distributive shares of the Members, such payments or obligations shall be treated as follows:

(a) Payments by the Company. The Company is authorized to withhold from any payment or distribution to be made to a Member any taxes required by law to be withheld, and in such event, it shall be treated as if an amount equal to such withheld taxes had been distributed to such Member. If and to the extent the Company is required to pay taxes with respect to the distributive share of a Member that are in excess of the amounts withheld from a payment or distribution to be made to such Member, the amount of such excess shall be paid by the Company to the applicable tax authority, and shall be treated as a nonrefundable credit against, and shall reduce amounts otherwise subsequently distributable to such Member pursuant to Section 5.02 or Section 9.03(c).

(b) Over Withholding. Neither the Company nor the Managers shall be liable for any excess taxes withheld in respect of any Member's interest in the Company, and, in the event of over withholding, a Member's sole recourse shall be to apply for a refund from the appropriate governmental authority.

(c) Indemnity. In the event that the Company, the Managers or any Affiliate thereof becomes liable as a result of a failure to withhold and remit taxes in respect of any Member, then, in addition to and without limiting any indemnities for which such Member may be liable hereunder, such Member shall indemnify and hold harmless the Company, the Managers, or such Affiliate, as the case may be, in respect of all taxes, including interest and penalties, and any expenses incurred in any examination, determination, resolution and payment of such liability. The provisions contained in this Section 5.05(c) shall survive the termination of the Company and the withdrawal of any Member.

5.06 Tax Distributions. Notwithstanding Section 5.02, to the extent of Available Cash, by April 12th of each Fiscal Year, the Managers shall make a distribution to each Member of such amount as may be necessary to allow such Member to pay its Annual Income Tax Liability with respect to the prior Fiscal Year. The calculation of the amount of such tax distribution to a Member shall take into account distributions previously made with respect to the Fiscal Year to such Member pursuant to Section 5.02, and shall be a nonrefundable credit against, and shall

reduce, amounts otherwise subsequently distributable to such Member pursuant to Section 5.02 or Section 9.03(c).

ARTICLE VI

ALLOCATIONS

6.01 General Allocation. Except as explicitly provided elsewhere herein, the items of income, gain, loss or deduction of the Company comprising Net Income or Net Loss for a Fiscal Year shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member pursuant to Section 5.02 hereof if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Values, all Company liabilities were satisfied (limited in the case of each Nonrecourse Liability to the Gross Asset Value of the assets securing such liability) and the net assets of the Company were distributed in accordance with Section 9.03(c) to the Members immediately after making such allocations (assuming for this purpose that all Class C Units are Vested Class C Units), minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of the assets.

6.02 Loss Limitation. Notwithstanding anything to the contrary in Section 6.01, the amount of items of Company expense and loss allocated pursuant to Section 6.01 to any Member shall not exceed the maximum amount of such items that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year, unless each Member would have an Adjusted Capital Account Deficit. All such items in excess of the limitation set forth in this Section 6.02 shall be allocated first, to Members who would not have an Adjusted Capital Account Deficit, pro rata, in proportion to their Capital Account balances, adjusted as provided in clauses (i) and (ii) of the definition of Adjusted Capital Account Deficit, until no Member would be entitled to any further allocation, and thereafter, to all Members, pro rata, in proportion to their Percentage Interests.

6.03 Special Allocations. Notwithstanding anything to the contrary contained in this ARTICLE VI, special allocations shall be made in respect of any minimum gain chargeback as required by Section 1.704-2 of the Regulations, and any qualified income offset as required by Section 1.704-1(b)(2)(ii)(d)(3) of the Regulations. In addition, in the event that any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount, if any, that such Member is obligated to restore pursuant to this Agreement, and (ii) the amount such Member is deemed obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided, however, that such an allocation shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this ARTICLE VI have been tentatively made as if this sentence were not in this

Agreement. Nonrecourse Deductions shall be allocated to the Members in accordance with their Percentage Interests. Member Nonrecourse Deductions shall be allocated to the Member who bears the economic risk of loss with respect to the liability to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(j) of the Regulations. In accordance with Section 1.752-3(a)(3) of the Regulations, each Member's share of Nonrecourse Liabilities, if any, of the Company shall be allocated in accordance with such Member's Percentage Interest.

6.04 Code Section 754 Adjustments. To the extent an adjustment to the adjusted basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to the Treasury Regulations Sections 1.704-1(b)(2)(iv)(m)(2) or (4) to be taken into account in determining Capital Accounts, as a result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event that Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

6.05 Transfer of Units. In the event of a Transfer of all or part of the Units held by a Member (in accordance with the provisions of this Agreement), the admission of an Additional Member (in accordance with the provisions of this Agreement) or any other case in which it is necessary to determine the Net Income, Net Loss or any other items allocable to any period, Net Income, Net Loss and any such other items shall be determined using any permissible method under Code Section 706 and the Regulations thereunder as determined by the Managers.

6.06 Tax Allocations.Sections 704(b) and 704(c) Allocations. Each item of income, gain, loss, deduction or credit for Federal income tax purposes that corresponds to an item of income, gain, loss or expense that is either taken into account in computing Net Income or Net Loss or is specially allocated pursuant to Section 6.03 (a "Book Item") shall be allocated among the Members in the same proportion as the corresponding Book Item; provided, however, that in the case of any Company asset the Gross Asset Value of which differs from its adjusted tax basis for Federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated solely for Federal income tax purposes in accordance with the principles of Sections 704(b) and (c) of the Code (using any permissible method determined by the Managers) so as to take account of the difference between the Gross Asset Value and the adjusted tax basis of such asset.

(b) Credits. All tax credits shall be allocated among the Members as determined by the Managers in its sole and absolute discretion, consistent with applicable law.

(c) The tax allocations made pursuant to this Section 6.06 shall be solely for tax purposes and shall not affect any Member's Capital Account or share of non-tax allocations or distributions under this Agreement.

ARTICLE VII

ACCOUNTING AND TAX MATTERS

7.01 Books and Records.The books and records of the Company shall be maintained at its principal place of business.

(a) The Company shall keep the following books and records:

(i) A current and past list, setting forth in alphabetical order the full name and last known mailing address of each Member and Manager to the extent provided by the Act, which shall be provided to the Secretary of State of Missouri, without cost, upon his, her or its written request;

(ii) A copy of the Articles and amendments thereto together with executed copies of any powers of attorney pursuant to which any Articles or amendments have been executed;

(iii) Copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years or, if such returns and reports were not prepared for any reason, copies of the information and records provided to, or which should have been provided to, the Members to enable them to prepare their federal, state and local tax returns for such period;

(iv) Copies of this Agreement, and all amendments thereto, and copies of any written operating agreements no longer in effect, together with executed copies of any powers of attorney pursuant to which such documents have been executed;

(v) Copies of any financial statements of the Company for the three (3) most recent years;

(vi) Copies of writings setting out the amount of cash and a statement of the agreed value of other property or services contributed by each Member;

(vii) Copies of any written promise by a Member to make a contribution to the Company;

(viii) Copies of any written consents by the Managers to the admission of any Person as a Member of the Company;

(ix) Copies of any other instruments or documents reflecting matters required to be in writing pursuant to this Agreement.

(x) Each Member (or such Member's designated representative) shall have the right during ordinary business hours and upon reasonable notice to inspect and copy (at such Member's own expense) the books and records of the Company required to be kept by Section 7.01 hereof.

(xi) The Manager shall have the right to keep confidential from the Members for such periods of time as the Managers deem reasonable, any information which the Managers reasonably believe to be in the nature of a trade secret or other information the disclosure of which the Managers in good faith believe is not in the best interest of the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

7.02 Reports to Members. The Company shall prepare and deliver to each Class B Member, as soon as practicable following the end of each Fiscal Year, a copy of the Company's consolidated financial statements for such year.

7.03 Tax Returns. The Managers, at the expense of the Company, shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. The Managers will use commercially reasonable efforts to cause to be delivered to each Person who was a Member at any time during any Fiscal Year, within ninety (90) days after the end of such Fiscal Year, information with respect to the Company as may be necessary for the preparation of such Person's Federal, state and local income tax returns for such Fiscal Year.

7.04 Tax Controversies. Zachary Fay is hereby designated the "partnership representative" as provided in Code Section 6223(a) and the "tax matters partner" pursuant to Section 6231(a)(7) of the Code prior to its amendment by the Partnership Tax Audit Rules for purposes of state and local jurisdictions that have not conformed to the Partnership Tax Audit Rules (in each case, the "Company Representative"). Each Member expressly consents to such designation and agrees that, upon the reasonable request of the Company Representative, it will execute, acknowledge, deliver, file and record at the appropriate public offices such documents as may be necessary or appropriate to affect such consent. The Company Representative shall have all of the powers and authority of a "partnership representative" under the Code. The Company Representative may represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings.

(b) The Company Representative shall have the power and authority in its good faith discretion to (i) take any action on behalf of the Company that must or may be taken by it under the Partnership Tax Audit Rules; (ii) file any request for an administrative adjustment on behalf of the Company pursuant to the Partnership Tax Audit Rules (including Section 6227 of the Partnership Tax Audit Rules); (iii) make any election or take any other action to exclude or exempt the Company from application of the Partnership Tax Audit Rules (including an election pursuant to Section 6221(b) of the Partnership Tax Audit Rules or otherwise); (iv) make any election or take any other action to exclude or exempt the Company from liability with respect to any determination of any Governmental Entity under the Partnership Tax Audit Rules (including electing the application of Section 6226(a) of the Partnership Tax Audit Rules with respect to any partnership adjustment or imputed underpayment); (v) file any petition or take any similar action and conduct any administrative or judicial review or appeal with respect to any partnership adjustment or similar determination of any governmental authority with respect to any Tax (including filing a petition pursuant to Section 6234 of the Partnership Tax Audit

Rules); and (vi) take any action to collect from any Member its liability for any imputed underpayment or similar liability for Tax under this Agreement or the Partnership Tax Audit Rules (including Sections 6232 and 6233 of the Partnership Tax Audit Rules). The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) Each Member shall, promptly upon request by the Company Representative, provide to the Company duly completed and executed documentation and other documents, information and instruments required under any tax law or regulation applicable with respect to the Company or such Member that the Company Representative, in its good faith discretion, determines is necessary in order for the Company to (i) comply with the requirements imposed on the Company by any such tax law or regulation, or (ii) avoid, mitigate, reduce or exempt the Company from the application of liability or other obligation under, or to enable the Company to elect not to have apply to it, any documentation, information collection, reporting, payment or withholding liability or obligation imposed on the Company by any such tax law or regulation.

(d) Notwithstanding anything in this Agreement to the contrary, each Member shall be liable for and, promptly upon demand by the Company Representative, pay to the Company such Member's share of any imputed underpayment of Tax imposed on Members in their capacities as such and any interest and penalties relating thereto imposed on the Company as a result of any partnership adjustment or other proceeding with substantially similar effect under the Partnership Tax Audit Rules. The liability and obligation of a Member under this Section 7.04(d) shall survive any sale, exchange, liquidation, retirement or other disposition of such Member's interest in the Company.

(e) Promptly following the written request of the Company Representative, the Company shall, to the fullest extent permitted by law, reimburse and indemnify the Company Representative for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Company Representative in connection with any administrative or judicial proceeding (i) with respect to the tax liability of the Company and/or (ii) with respect to the tax liability of the Members in connection with the operations of the Company. The provisions of this Section shall survive the dissolution of the Company, the resignation or removal of the Company Representative, or the termination of any Member's interest in the Company and shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service (or similar state or local governmental entity) any and all matters regarding the taxation of the Company or the Members.

(f) Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's income tax return with the treatment of the item on the Company's return and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. Notwithstanding the preceding sentence, (i) a Member is not bound by any action taken by the Company Representative in connection with audits of the Company if such action is not permitted by law, and (ii) a Member is permitted to report an item in a manner inconsistent with the treatment of such item by the Company if (a) the Member determines, in its reasonable discretion, that there is not at least "substantial authority," as such

term is defined in Section 6662 of the Code and the Treasury Regulations promulgated thereunder, to support the Company's treatment of the item, or (b) the Member obtains the prior written consent of the Company Representative, which consent shall not be unreasonably withheld. If a Member determines that it will report an item in a manner inconsistent with the Company's treatment pursuant to this Section 7.04(f), such Member shall inform the Company of such decision at least 30 days prior to filing a tax return that includes the item being reported in an inconsistent manner.

(g) If the Company Representative at any given time ceases to be the Company Representative for any reason, the Managers shall appoint a new Company Representative. The Company Representative may resign at any time.

7.05 Accounting Methods; Elections. The Managers shall determine the accounting methods and conventions to be used in the preparation of the Company's tax returns and shall make any and all elections under the tax laws of the United States and any other relevant jurisdictions as to the treatment of items of income, gain, loss, deduction and credit of the Company, or any other method or procedure related to the preparation of the Company's tax returns.

7.06 Partnership Status. The Members intend, and the Company shall take no position inconsistent with, treating the Company as a partnership for United States Federal, state and local income and franchise tax purposes.

7.07 Confidentiality. Each Manager and Member agrees to keep confidential, and not to disclose to any Person, any matter relating to the Company (including, without limitation, and information received pursuant to Section 7.02, as applicable), or the Company's affairs (other than disclosure to such Member's advisors responsible for matters relating to the Company who need to know such information in order to perform such responsibilities and who agree to comply with the non-disclosure provisions herein (each such Person being hereinafter referred to as an "Authorized Representative")); provided, however, that such Member or any of its Authorized Representatives may make such disclosure to the extent that (i) the information being disclosed is in connection with such Member's tax returns, (ii) subject to Section 8.01(d), such disclosure is to a Member's managers, directors, officers members or partners; provided however, that no information shall be disclosed to a Competitive Person, or any Person Affiliated with a Competitive Person; (iii) the information being disclosed is otherwise generally available to the public other than as a result of a breach of a Member's obligations hereunder, (iv) such disclosure is requested by any governmental body, agency, official or authority having jurisdiction over such Member, (v) such disclosure is required under applicable securities laws or market rules or tax laws, or (vi) such disclosure, based upon the advice of legal counsel of such Member or Authorized Representative, is otherwise required by law or statute. Further, a Member may disclose confidential information as required by Law concerning the U.S. federal income tax treatment and the U.S. federal income tax structure of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure; provided that the Member takes commercially reasonable steps to minimize the extent of any such required disclosure. To the extent permitted by applicable law or regulation, prior to making any disclosure described in clauses (iv), (v) or (vi) of this Section 7.07, each Member shall provide reasonable advance

written notice to the Managers of such disclosure and advice of counsel prior to making such disclosure and shall cooperate with the Company, at the Company's expense, in seeking any protective order or other appropriate arrangement as the Managers may request. Each Member shall use all reasonable efforts to cause each of its Authorized Representatives to comply with the obligations of such Member under this Section 7.07. The Members acknowledge that breach of their confidentiality obligations hereunder may cause the Company irreparable harm and accordingly, each Member agrees that if such Member shall breach any of the covenants contained in this Section 7.07, the Company may thereafter withhold any or all distributions payable to such Member under this Agreement.

ARTICLE VIII

TRANSFERS

8.01 Transfer of a Member's Interest. No Member shall Transfer any of its Units without the prior express written approval of the Managers, which consent shall be within the sole discretion of the Managers and may be unreasonably withheld. Notwithstanding the foregoing, no Transfer of any Units shall become effective unless and until such transferee shall have agreed in writing to be bound by the terms of this Agreement.

(b) Notwithstanding anything to the contrary contained herein, no Member shall Transfer any of its Units at any time if such action would constitute a violation of any Federal or state securities laws or a breach of the conditions to any exemption from registration of the Units under any such laws or a breach of any undertaking or agreement of such Member entered into pursuant to such laws or in connection with obtaining an exemption thereunder, and the Company shall not transfer upon its books any Units unless prior thereto the Company has received (or the Managers has waived in writing the requirement that the Company receive) an opinion of counsel in form and substance reasonably satisfactory to the Company that such transaction is in compliance with this Section 8.01(b). TO THE EXTENT THE UNITS CONSTITUTE SECURITIES UNDER FEDERAL AND/OR STATE SECURITIES LAWS, AND WITHOUT MAKING ANY SUCH DETERMINATION, UNITS IN THE COMPANY HAVE NOT BEEN AND SHALL NOT BE REGISTERED UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS AND, THEREFORE, CANNOT BE RESOLD UNLESS SUCH UNITS ARE REGISTERED UNDER THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS, OR UNLESS EXEMPTIONS FROM SUCH REGISTRATIONS ARE AVAILABLE. This Section 8.01(b) shall survive termination of this Agreement for the maximum period permitted by applicable law.

(c) Notwithstanding anything to the contrary contained herein, in no event shall any Member be entitled to Transfer any of its Units if such action would cause the Company to be treated as an association taxable as a corporation for U.S. Federal income tax purposes.

(d) Each Member agrees, upon request of the Managers, to execute such certificates or other documents and perform such acts as the Managers reasonably deem appropriate to preserve the status of the Company as a limited liability company after the

completion of any Transfer of Units of such Member under the laws of the jurisdiction in which the Company is conducting its operations.

(e) In the event any Units in the Company are Transferred in accordance with the terms of this ARTICLE VIII, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Units transferred.

8.02 Transferee's Rights. Any purported Transfer of Units of any Member which is not in compliance with this Agreement shall be null and void and of no force and effect whatsoever. A transferee of any Units of any Member shall be entitled to receive distributions of cash or other property from the Company, provided that the transferee becomes a Member.

8.03 Distributions Subsequent to Transfer. A Transfer of a Member's Units as described in this ARTICLE VIII shall be effective on the date the requirements of this ARTICLE VIII are satisfied, or at such earlier time as the Managers determine. Distributions made after the effective date of the Transfer shall be made to the transferee and the Company shall have no liability or obligation to the transferor with respect to such distributions.

8.04 Satisfactory Written Transfer Required. Notwithstanding anything to the contrary contained herein, both the Company and the Managers shall be entitled to treat the transferor of Units as the absolute owner thereof in all respects, and shall incur no liability for distributions made in good faith to it, until such time as a written notice of such Transfer indicating that such Transfer conforms to the requirements of this ARTICLE VIII has been received by and such Transfer is recorded on the books of the Company.

8.05 Bankruptcy or Death of a Member. The Bankruptcy, death, dissolution or the occurrence of any other event which terminates the continued membership of a Member shall not cause a dissolution of the Company, but the rights of such Member to receive distributions and to Transfer its Units pursuant to this ARTICLE VIII shall, on the happening of such an event, devolve on its successor, administrator or other legal representative for the purpose of settling its estate or administering its property, subject to the terms and conditions of this Agreement, and the Company shall continue as a limited liability company. The successor or estate of such Member shall be liable for all the obligations of such bankrupt or deceased Member.

ARTICLE IX

DISSOLUTION; LIQUIDATION

9.01 Dissolution. The Company shall be dissolved and its affairs wound up on the first to occur of any of the following events:

(a) the decision, at any time, of the Managers to dissolve the Company; or

(b) any other event sufficient under the Act to cause the dissolution of the Company.

9.02 Final Accounting. Upon the dissolution of the Company, a proper accounting shall be made from the date of the last previous accounting to the date of dissolution.

9.03 Liquidation. Dissolution of the Company shall be effective as of the date on which the event occurs giving rise to the dissolution and all Members shall be given prompt notice thereof in accordance with ARTICLE IX hereof, but the Company shall not terminate until the assets of the Company have been distributed as provided for in Section 9.03(c) hereof. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business, assets and affairs of the Company shall continue to be governed by this Agreement.

(b) Upon the dissolution of the Company, the Managers, or, if there are no Managers, a Person selected by the affirmative vote of the Members, shall act as the liquidator (the "Liquidator") of the Company to wind up the Company. The Liquidator shall have full power and authority to sell, assign and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(c) The Liquidator shall distribute all proceeds from liquidation in the following order of priority:

(i) first, to creditors of the Company (including creditors who are Members) in satisfaction of the liabilities of the Company (whether by payment or the undertaking of reasonable provision for payment thereof); and

(ii) second, in accordance with the distribution priority rules set forth in Section 5.02.

(d) The Liquidator shall determine whether any assets of the Company shall be liquidated through sale or shall be distributed in kind. A distribution in kind of an asset to a Member shall be considered, for the purposes of this ARTICLE IX, a distribution in an amount equal to the fair market value of the assets so distributed as determined by the Liquidator in its discretion.

9.04 Cancellation of Articles. Upon the completion of the distribution of Company assets as provided in Section 9.03 hereof, the Company shall be terminated and the Person acting as Liquidator shall cause the cancellation of the Articles and shall take such other actions as may be necessary or appropriate to terminate the Company.

ARTICLE X

AMENDMENTS

10.01 Amendments by the Members. This Agreement may be modified, amended or waived from time to time as determined by the affirmative vote of the Members holding each class of Units; provided, however, that notwithstanding the foregoing, without the consent of each voting Member to be adversely affected, this Agreement shall not be amended so as to:

(a) modify the limited liability of a Member;

(b) amend Section 5.02 or Section 5.06 (or any defined term used in such section), other than an amendment permitted under Section 10.02(d)(iii), in a manner that

adversely affects the interest of any Member in distributions of the Company and which does not similarly affect all other voting Members of such Class of Units; or

(c) amend Section 3.02 to increase a Member's obligations to contribute to the capital of the Company or to affect adversely any Member.

10.02 Amendments by the Managers. The Managers, without the consent or approval at any time of any Member (each Member, by acquiring its Units or other Equity Securities, being deemed to consent to any such amendment), may amend any provision of this Agreement or the Articles, and may execute, swear to, acknowledge, deliver, file and record all documents required or desirable in connection therewith, to reflect:

(a) Change in Name or Location. A change in the name of the Company or the location of the principal place of business of the Company;

(b) Change in Members. The admission, dilution, substitution, termination or withdrawal of any Member in accordance with the provisions of this Agreement;

(c) Qualification to do Business. A change that is necessary to qualify the Company as a limited liability company or a Company in which the Members have limited liability;

(d) Changes Which are Inconsequential, Curative or Required: A change that is:

(i) Of an inconsequential nature and does not adversely affect any Member in any material respect;

(ii) Necessary or desirable to cure any ambiguity or to correct or supplement any provisions of this Agreement;

(iii) Required or specifically contemplated by this Agreement;

(iv) Necessary to reflect the current Managers of the Company following the designation of a replacement Manager by notice to the Managers given by the Member designating such replacement Managers in accordance with the provisions of Section 4.02(a); or

(v) Necessary to reflect the current Capital Contributions and number of Units held by each Member on the Company Register, following any change to such items in accordance with the provisions of this Agreement.

(e) Changes Under Applicable Law. A change in any provision of this Agreement which requires any action to be taken by or on behalf of the Managers or the Company pursuant to the requirements of the Act or any other applicable law if the provisions of applicable law are amended, modified, or revoked so that the taking of such action is no longer required. The authority set forth in this Section 10.02(e) shall specifically include the authority to make such amendments to this Agreement and to the Articles as the Managers deem necessary

or desirable in the event that the Act or any other applicable law is amended or eliminate or change any provision now in effect.

ARTICLE XI

NOTICES

11.01 Method for Notices. In the event a notice or other document is required to be sent hereunder to the Company, the Managers or to any Member or legal representative of a Member, such notice or other document shall be in writing and shall be considered given and received, in all respects when personally delivered, when sent by facsimile transmission actually received by the receiving equipment, when sent by electronic mail upon receipt of confirmation of delivery of such electronic mail message, or when sent by express or courier service or United States registered or certified mail, return receipt requested and postage and other fees prepaid, on the day such notice or document is personally delivered or on the third business day following the day on which such notice or other document is deposited in the mail or delivered to any such commercial delivery service as aforesaid. Such notice and documents shall be addressed to the party entitled to receive such notice or other document (i) in the case of a Member, at the address on file with the Company and (ii) in the case of the Company, at the Company's principal office indicated in Section 2.03, or at such other address as any such party shall request in a written notice sent to the Members or the Company, as the case may be. The Company or any Member or their respective legal representatives may effect a change of address for purposes of this Agreement by giving notice of such change to the Company, and the Company shall, upon the request of any party hereto, notify such party of such change in the manner provided herein. Until such notice of change of address is properly given, the addresses set forth herein shall be effective for all purposes.

ARTICLE XII

REPRESENTATIONS

12.01 Investment Purpose. Each Member represents and warrants to the Company and each other Member that, as of the signing of this Agreement:

(a) If other than an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction where it purports to be organized;

(b) It has full power and authority to enter into and perform this Agreement;

(c) All actions necessary to authorize the signing and delivery of this Agreement, and the performance of obligations under it, have been duly taken;

(d) This Agreement has been duly signed and delivered by a duly authorized officer or other representative of such Member (if such Member is not an individual) and constitutes the legal, valid and binding obligation of such Member enforceable in accordance with its terms (except as such enforceability may be affected by applicable bankruptcy,

insolvency or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies is subject to judicial discretion);

(e) No consent or approval of any other Person is required in connection with the signing, delivery and performance of this Agreement by such Member; and

(f) The signing, delivery and performance of this Agreement do not violate the organizational documents of such Member (if such Member is not an individual) or any material agreement to which such Member is a party or by which it is bound.

ARTICLE XIII

GENERAL PROVISIONS

13.01 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. This Agreement, and any matter or dispute arising out of or related to this Agreement, shall be construed by, subject to and governed in accordance with the internal laws of the State of Missouri without giving effect to conflict of laws or other principles which may result in the application of laws other than the internal laws of the State of Missouri. Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of this Agreement or otherwise relating to any of the Company's constitutive documents shall be brought only in the state or United States Federal courts located in St. Louis County, Missouri. Each party hereto irrevocably consents to the service of process outside the territorial jurisdiction of such courts in any such action or proceeding by the mailing of such documents by registered United States mail, postage prepaid, if to the Company, to the address of its principal place of business, and if to any Member, to the respective address for such Person listed in the Company's books and records for the delivery of notices to Members. Each party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, any agreement entered into in connection with this Agreement or any transaction contemplated hereby or thereby. Each party (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 13.01.

13.02 Counterparts. This Agreement may be executed in counterparts, each one of which shall be deemed an original and all of which together shall constitute one and the same Agreement.

13.03 Construction; Headings. Whenever the feminine, masculine, neuter, singular or plural shall be used in this Agreement, such construction shall be given to such words or phrases as shall impart to this Agreement a construction consistent with the interest of the Members entering into this Agreement. Where used herein, the term "Federal" shall refer to the U.S. Federal government. As used herein, (a) the word "or" shall mean "and/or" and (b) the words "include", "includes", "included", "including" and "such as" do not limit the preceding words or terms and shall be deemed to be followed by the words "without limitation". All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. All terms defined in this Agreement in their singular or plural forms, have correlative meanings when used herein in their plural or singular forms, respectively. All references herein to a Section, Article, Exhibit or Schedule are to a Section, Article, Exhibit or Schedule of or to this Agreement, unless otherwise indicated. The headings and captions herein are inserted for convenience of reference only and are not intended to govern, limit or aid in the construction of any term or provision hereof. It is the intention of the parties that every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party (notwithstanding any rule of law requiring an Agreement to be strictly construed against the drafting party), it being understood that the parties to this Agreement are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement. To the extent that any ambiguity or inconsistency arises with respect to any provision(s) of this Agreement, the Managers shall resolve such ambiguity or inconsistency in good faith and such resolution shall be binding upon the Members.

13.04 Severability. If any term or provision of this Agreement or the application thereof to any Person or circumstances shall be held invalid or unenforceable, the remaining terms and provisions hereof and the application of such term or provision to Persons or circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby.

13.05 Relations with Members. Unless named in this Agreement as a Member, or unless admitted to the Company as a substituted Member or an Additional Member as provided in this Agreement, no Person shall be considered a Member.

13.06 Waiver of Action for Partition. Each of the Members irrevocably waives during the term of the Company any right that such Member may have to maintain an action for partition with respect to the property of the Company.

13.07 Successors and Assigns. Except as otherwise provided herein, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon each of the parties hereto and their respective transferees, if any; provided, however, that no Transfer of any Units by any Member shall be made except in accordance with the provisions of ARTICLE VIII hereof.

13.08 Entire Agreement. This Agreement (including all Schedules and Exhibits) constitutes the entire agreement among all of the Members with respect to the subject matter hereof and supersedes any agreement or understanding entered into as of a date prior to the Effective Date among or between them with respect to such subject matter.

13.09 No Third Party Beneficiaries. It is understood and agreed among the parties that this Agreement and the covenants made herein are made expressly and solely for the benefit of the parties hereto, and that no other Person, other than an Indemnitee pursuant to Section 4.06 hereof shall be entitled or be deemed to be entitled to any benefits or rights hereunder, nor be authorized or entitled to enforce any rights, claims or remedies hereunder or by reason hereof.

13.10 Other Instruments and Acts. The Members agree to execute any other instruments or perform any other acts that are or may be necessary to effectuate and carry on the Company created by this Agreement.

13.11 Remedies and Waivers. No delay or omission on the part of any party to this Agreement in exercising any right, power or remedy provided by law or provided hereunder shall impair such right, power or remedy or operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by law or provided hereunder shall not preclude any other or further exercise of any other right, power or remedy. The rights, powers and remedies provided hereunder are cumulative and are not exclusive of any rights, powers and remedies provided by law.

13.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions (without bond) to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

13.13 Public Announcements. No Member will issue any public announcements or disseminate any advertising or marketing material concerning the existence or terms of this Agreement without the prior written approval of the Managers, except to the extent such announcement is required by law. If a public announcement is required by law, the Member seeking to make such disclosure will consult with the Managers before making the public announcement. To the extent any announcement or any advertising or marketing material permitted under this Section 13.13 expressly refers to any Member or their Affiliates, such Member shall, in its sole discretion, have the right to revise such announcement or advertising or marketing material prior to granting such written approval.

13.14 Competitive Activities. Notwithstanding anything to the contrary contained herein, (a) the Managers shall not be required to manage the Company as any such Manager's exclusive function. The Managers and its Affiliates may, independently or with others, have other business interests and engage in activities of any nature or description, in addition to those relating to the Company Business, and (b) neither the Company nor any Member shall have any right, by virtue of this Agreement or the Company relationship created hereby, in or to such other ventures or activities of the Managers or its respective Affiliates, or to the income or proceeds derived therefrom, and the pursuit of such ventures, unless competitive with the Company Business, shall not be deemed wrongful or improper.

(b) No contract or other transaction between the Company and one or more of its Members or Managers, or between the Company and any Affiliate of a Member or Manager,

or between the Company and any other Person in which one or more of the Members or Mangers has a financial interest shall be void or voidable or in any way affected solely for this reason, or solely because such Member or Manager is present at or participates in the meeting which authorizes the contract or transaction, or solely because the Member's or Manager's votes are counted for such purpose; provided that the contract or transaction (i) is fair to the Company as of the time it is authorized, approved or ratified, by the Managers (without limiting the generality of the foregoing, management fees on market terms shall be deemed fair); (ii) is approved by a majority of the disinterested Managers, if any, or (iii) is approved by Members holding a majority of each class of Units each such class voting as a separate class then issued and outstanding. Interested Members or Managers may be counted in determining the presence of a quorum at a meeting of the Members or Managers which authorizes the contract or transaction. This Section 13.14(b) shall not be construed to impair, invalidate, or in any way affect any contract or other transaction which would otherwise be valid under applicable law.

13.15 Duties of Managers and Officers. An Officer or Manager shall discharge his or her duties hereunder in good faith, with the same level of care a corporate officer or director of like position would reasonably exercise under similar circumstances. Notwithstanding the foregoing, to the fullest extent permitted by the laws of Missouri as now in effect and as the same may from time to time be amended, no Manager of the Company shall be personally liable to the Company or to its Members for monetary damages for breach of fiduciary duty as a Manager; provided, however, that this paragraph shall not eliminate or limit the liability of a Manager (a) for any breach of the Manager's duty of loyalty to the Company or its Members, (b) for acts or omissions not in subjective good faith or which involve intentional misconduct or a knowing violation of law, or (c) for any transaction from which a Manager derived an improper personal benefit. Any repeal or modification of this paragraph shall not adversely affect any right or liability of a Manager with respect to any act or omission occurring prior to or at the time of such repeal or modification.